                                                                    EXHIBIT 99.1

                              APPROVED BY: Monica Eisinger
                                           President and CEO

FOR IMMEDIATE RELEASE
---------------------

                              CONTACT:     MIND C.T.I. Ltd.
                                           Michelle Melamed
                                           Tel: 201-288-3900

                                           Morgen-Walke Associates, Inc.
                                           Michele Katz /Michael Polyviou/
                                           Cathy Dawson
                                           Press: Brian Maddox
                                           Tel: 212-850-5600


          MIND CTI REPORTS 230% RISE IN NET INCOME FOR THIRD QUARTER

                        * Total Revenue Increases 107%


Yoqneam, Israel, October 25, 2000--MIND C.T.I. Ltd. (Nasdaq: MNDO) a leading IP telephony billing and customer care provider, today announced results for the third quarter ended September 30, 2000.

Revenue for the third quarter of 2000 increased 107% to $4.2 million from $2.0 million in the third quarter of 1999. The significant revenue growth reflects penetration into new countries and an increase in the amount of the average sale. Sales in Europe represented 54% of total revenue, while sales in the United States and Asia Pacific represented 18% and 19%, respectively. Sales in Israel represented 9% of total revenue.

Net income for the quarter ended September 30, 2000 rose 230% to $1.0 million, or $0.06 pro forma earnings per share from $316,000, or $0.02 earnings per share, for the quarter ended September 30, 1999.

"The strength of our third quarter was fueled by the success of our pay-as-you-grow business model, as well as our increased activity in Europe," stated Monica Eisinger, President and CEO. "Early on, we anticipated the boom the European market would ultimately experience for VoIP solutions. During the quarter, we entered several new European countries, including Switzerland, Austria, Spain and Italy, with European sales totaling 54% of revenue."

                                     -more-

MIND CTI                                                                  PAGE 2


"We are also excited by the opportunities presented to us through our key strategic partnerships. In particular, we are already benefiting from our recently announced alliance with Clarent by MIND's sales force participating in Clarent's marketing events. Looking ahead, we are confident that we will maintain our leadership position and further our growth."

For the nine months ended September 30, 2000, revenue increased 102% to $11.0 million from $5.4 million in the prior year period. Net income increased 163% to $2.4 million, or $0.14 pro forma earnings per share, from $913,000, or $0.06 earnings per share, for the nine months ended September 30, 1999.

Pro forma earnings per share exclude the effect of non-cash charges in the amount of $4.0 million and $16.1 million, respectively, for the three and nine month periods ended September 30, 2000 for accretion and amortization of the beneficial conversion feature of MIND's convertible preferred shares. These preferred shares were converted into ordinary shares upon consummation of MIND's initial public offering in August 2000. Net losses applicable to ordinary shares for the three and nine month periods ended September 30, 2000 were $3.0 million, or $0.17 per share, and $13.7 million, or $0.87 per share, respectively.

In August 2000, the Company sold 3,000,000 ordinary shares at an initial public offering price of $10.00 per share. On September 8, 2000, the underwriters exercised their over-allotment option to purchase from MIND an additional 450,000 shares.


Third Quarter Highlights
------------------------

MIND Billing Solution Selected by NorthVoice for State-Of-The-Art IP Telephony Network.

MIND-iPhonEX(R) billing and customer care solution gives NorthVoice the flexibility to support a diverse number of IP telephony business models, allowing customers to register to the service via the web, pay on line and offer advanced voice and data services. NorthVoice is currently deploying a VoIP telephony network that covers 81 cities on three continents in its first phase, and an additional 240 cities covering five continents in its second phase.

MIND-iPhonEX Selected by NewWave Communications for VoIP Billing Solution. MIND's billing and customer care system was selected for the billing of post-paid, credit and debit customers. MIND-iPhonEX enables Web-based customer care and Web-based customer registration. In addition, the system has the real time capability necessary for providing prepaid services, making it possible for NewWave to offer a prepaid calling card option to its customers.


                                     -more-
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MIND CTI                                                                  PAGE 3

MIND Chosen by Teltran International to Deliver Interoperable, Advanced VoIP Billing and Customer Care Solution. The solution incorporates MIND and Cisco products and is based on an open-architecture platform that allows the Company to add future services as they become available. The carrier-grade, real-time billing and customer care system for the emerging VoIP market handles prepaid and post-paid billing, creation and management of prepaid calling cards, real-time cut-off of calls, individual customer rate tables, and flexible fax-charge options. The system also generates call management reports and traffic analyses for customers and provides them with access to up-to-the-minute account information.

MIND Partners with ipVerse to Deliver Interoperable IP Telephony Solution for Nextgen Service Providers. The partnership provides the IP Telephony industry with a fully integrated softswitch and IP telephony billing and customer care solution. The ipVerse(TM) ControlSwitch(TM) is a software switch that can quickly deliver voice-data communication services tailored to each user and business organization. The MIND-iPhonEX(R) IP telephony billing and customer care solution and the ipVerse ControlSwitch offer service providers the means to deploy enhanced and innovative voice and data services, and start billing for those services immediately, as well as perform customer care.

As a reminder, MIND CTI will be hosting a conference call to discuss earnings on Wednesday, October 25, 2000, at 10:00 a.m. US EST. To participate in the conference call, local and international callers can dial 212-676-5248. A replay is available approximately one hour after the call until 11:59 p.m. on October
29. The replay number is 858-812-6440, passcode: 16661839.

About MIND

MIND is a leading provider of Billing & Customer Care, Accounting and Management solutions for multiple IP services including Voice, Data, Content and Unified Messaging. MIND's IP Telephony billing and customer care solutions are installed at over 100 customers worldwide. MIND's convergent IP services billing system provides ISPs, ITSPs and telcos with a real time solution for billing diverse IP services. MIND operates from its Israeli headquarters and provides sales and support services to its worldwide customer base from offices in the United States and China. For information about MIND and its products visit the company Web site: http://www.mindcti.com

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward looking statements are not guarantees of future performance. They involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission.


                               (tables to follow)

                               MIND C.T.I. LTD.
            Condensed Consolidated Statement of Income (unaudited)
                (in thousands of U.S. $, except per share data)

                                                         Three Months Ended           Nine Months Ended
                                                           September 30,                September 30,
                                                       ---------------------         ----------------------
                                                           2000    1999               2000           1999
                                                       ---------- ----------         ----------  ----------
Revenue                                                 $ 4,209      $ 2,035         $ 11,010        $ 5,441
Cost of revenue                                             665          265            1,594            891
                                                       --------     --------         --------       --------
Gross Profit                                              3,544        1,770            9,416          4,550
                                                       --------     --------         --------       --------
Research and Development Expenses-net                       987          574            2,728          1,361
Selling, General and Administrative Expenses:
   Selling                                                1,225          567            3,197          1,400
   General and administrative                               463          230            1,119            660
Non-Cash Compensation                                        95           10              244             10
                                                       --------     --------         --------       --------
Expenses                                                  2,770        1,381            7,288          3,431
Operating Income                                            774          389            2,128          1,119
Financial Income - net                                      303           36              475             71
                                                       --------     --------         --------       --------
Income before income taxes                                1,077          425            2,603          1,190
     Taxes on income                                         34          109              200            277
                                                       --------     --------         --------       --------
Net Income                                                1,043          316            2,403            913
                                                       --------     --------         --------       --------
Accretion of mandatory redeemable, convertible A         (2,222)           -           (8,894)             -
   Preferred shares to mandatory redemption value
Amortization of  beneficial conversion feature of
     Redeemable convertible preferred shares (BCF)       (1,806)           -           (7,223)             -
                                                       --------     --------         --------       --------
Net income (loss) applicable to ordinary shares         $(2,985)     $   316         $(13,714)       $   913
                                                       ========     ========         ========       ========

Earnings (loss) per ordinary share
Basic and Diluted                                       $ (0.17)     $  0.02         $  (0.87)       $  0.06
Proforma earnings per ordinary share basic and          $  0.06      $  0.02         $   0.14        $  0.06
 diluted

Weighted average number of ordinary shares used in
     Computation of earnings (loss) per ordinary
      share -
     In thousands:
     Basic                                               17,797       14,892           15,676         14,592
     Diluted                                             17,797       15,220           15,676         14,901

                               (table to follow)

                                MIND C.T.I. LTD.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                            (in thousands of U.S. $)

                                                           September 30       December 31,
                                                              2000               1999
                                                           (Unaudited)        (Audited)
             Assets
CURRENT ASSETS:
  Cash and cash equivalents                                   42,611              2,646
  Short-term investments                                         101                754
  Accounts receivable:
    Trade                                                      5,560              2,577
    Related party                                                 25
    Other                                                        459                250
  Inventory                                                       53                 37
                                                           ---------          ---------
      Total  current assets                                   48,809              6,264
                                                           ---------          ---------
PROPORTY AND EQUIPMENT:
  Cost                                                         2,457              1,392
  Less accumulated depreciation and
    Amortization                                                 690                421
                                                           ---------          ---------
                                                               1,767                971
                                                           ---------          ---------
OTHER ASSETS                                                     430                258
                                                           ---------          ---------

      Total  Assets                                           51,006              7,493
                                                           =========          =========
Liabilities and shareholders' equity
CURRENT LIABILITIES -
accounts payable and accruals:
  Trade                                                        1,099                201
  Other                                                        2,453              1,648
                                                           ---------          ---------

      Total current liabilities                                3,552              1,849

ACCRUED SEVERANCE PAY                                            812                424

      Total liabilities                                        4,364              2,273
                                                           ---------          ---------
SHAREHOLDERS' EQUITY

  Share capital                                                   51                 36
  Capital surplus                                             61,254              3,680
  Deferred stock compensation                                   (714)              (274)
  Retained earnings (accumulated deficit)                    (13,949)             1,778
                                                           ---------          ---------

      Total shareholders' equity                              46,642              5,220
                                                           ---------          ---------
      Total liabilities and shareholders' equity              51,006              7,493
                                                           =========          ---------
                                                      ###